UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 2020

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐       No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐       No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐       No ☒

4Q19

Earnings Release

February 25, 2020
Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Ignacio Morales, Finance and Treasury Manager, Corporate Office
(56-2) 2338-0520 / andina.ir@koandina.com

Conference call details
Wednesday, February 26, 2020
11:00 am Chile – 9:00 am EST

Dial-In Participants
U.S.A. 1 (877) 830-2576
International (outside U.S.A.) 1 (785) 424-1726
Access code: ANDINA

Replay
U.S.A. 1-844-488-7474
International (outside U.S.A.) 1-862-902-0129
Access code: 13318202
Replay available until March 12, 2020

Audio
Available at www.koandina.com
Thursday, February 27, 2020

EXECUTIVE SUMMARY

Consolidated Sales Volume for the quarter was 214.9 million unit cases, increasing 0.6% regarding the same quarter of the previous year. Consolidated accumulated Sales Volume reached 746.4 million unit cases, which represents a 0.6% decrease regarding the previous year.

Company figures reported are the following:

•                  Consolidated Net Sales during the quarter reached CLP 525,737 million, an increase of 9.4% regarding the same quarter of the previous year. Consolidated accumulated Net Sales reached CLP 1,779,025 million, which represents a 6.3% increase regarding the previous year.

•                  Consolidated Operating Income(1) during the quarter reached CLP 93,809 million, representing a 15.2% increase regarding the same quarter of the previous year. Consolidated accumulated Operating Income reached CLP 237,781 million, increasing by 5.5% regarding the previous year.

•                  Consolidated Adjusted EBITDA(2) increased by 14.7% regarding the same quarter of the previous year reaching CLP 123,006 million during the quarter. Adjusted EBITDA Margin reached 23.4%, an expansion of 108 basis points regarding the same quarter of the previous year. Consolidated accumulated Adjusted EBITDA was CLP 348,869 million, which represents a 7.4% increase regarding the previous year. Adjusted EBITDA Margin for the period reached 19.6%, an expansion of 19 basis points regarding the previous year.

•                  As a result of the favorable ruling of the Brazilian tax authorities, the company obtained the right to recover certain tax payments improperly collected in previous years in Brazil; the effect of this recognition involved an increase in the item “other operating income/expenses”, higher “financial income” resulting from the tax credit restatement, and higher “income tax”, all of which translates into increased net income during the period of CLP 50,044 million.

•                  Net Income attributable to the owners of the controller, including the above-mentioned earnings, reached CLP 90,462 million during the quarter, representing an increase of 135.0% regarding the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 173,722 million, an increase of 79.8% regarding the previous year.

•                  Excluding the effect of the tax credit recognition previously explained, Net Income attributable to the owners of the controller reached CLP 40,418 million during the quarter, and Accumulated Net Income attributable to the owners of the controller was CLP 123,678 million.

1: Operating Income considers Revenues, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS.

2: Adjusted EBITDA considers Revenues, Cost of Sales, Distribution Costs and Administrative Expenses included in the Financial Statements filed with Chile’s Financial Market Commission and set in accordance to IFRS, plus Depreciation.

NYSE: AKO/A; AKO/B

BOLSA DE COMERCIO DE SANTIAGO: ANDINA-A; ANDINA-B

www.koandina.com

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

“We closed 2019 with very good operating and financial results in our four operations. Particularly in Chile we started operating a new PET line, which allowed us to be much more efficient in the production of immediate consumption products, and we also started selling and distributing Cooperativa Capel products thus expanding our portfolio in line with our goal of becoming a “Total Beverage Company”. It is also noteworthy that the Chilean operation managed to function with relative normality despite the social crisis it had to face in the fourth quarter and significantly improved its results, thanks to volume growth, effective price management and cost control.

In Paraguay we achieved significant volume growth during the second half, leveraged in an increase in our market share and we also reduced the cost of sweeteners, which resulted in an increase in Adjusted EBITDA Margin.

In Brazil, we closed a 2019 with significant volume growth, highlighting the increase of the returnable mix and the volume growth of water, thanks to the contribution of our new Duque de Caxias plant.

Regarding Argentina, in the complex macroeconomic environment Argentina is facing, as a result of strict cost control, we have managed to maintain our Adjusted EBITDA Margin despite the drop in volumes.

Finally, it is worth highlighting the successful pricing of a 30-year bond for USD 300 million that we made during January 2020, achieving a yield of 3.999% that we re-denominated to UFs at a rate of 1.85%. The rates achieved clearly reflect the confidence the market has in our company”.

CONSOLIDATED RESULTS: 4th Quarter 2019 vs. 4th Quarter 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations regarding 2018 are nominal. It is worth mentioning that the devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. The following table shows the exchange rates used:

	Local currency/USD (Average exchange rate)		CLP / Local currency (Average exchange rate*)
Exchange rates used	4Q18	4Q19	4Q18	4Q19
Argentina	37.1	59.4	18.4	12.5
Brazil	3.81	4.12	178.3	183.7
Chile	679	756	N.A	N.A
Paraguay	5,941	6,448	0.11	0.12

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Sales Volume during the quarter was 214.9 million unit cases, representing a 0.6% increase regarding the same period of 2018, explained by the volume increase of the operations in Brazil, Chile and Paraguay, which was partly offset by the volume decrease in the Argentine operation. Transactions reached 1,103.0 million during the quarter, representing a 0.2% increase regarding the same quarter of the previous year.

Consolidated Net Sales reached CLP 525,737 million, a 9.4% increase, mainly explained by sales growth in all countries and by the positive effect of translating figures of our operation in Brazil.

Consolidated Cost of Sales increased by 8.6%, which is mainly explained by (i) higher volume sold in Brazil, Chile and Paraguay; (ii) the devaluation of local currencies regarding the U.S. Dollar impacting dollarized costs, and (iii) a greater cost of concentrate in Argentina, Brazil and Chile. The aforementioned was partially offset by a reduction in the cost of sugar in Chile and Paraguay, and by lower volume in Argentina.

Consolidated Distribution Costs and Administrative Expenses increased by 7.3%, which is mainly explained by (i) greater advertising expenses in Brazil, Chile and Paraguay, (ii) higher distribution costs in Brazil, Chile and Paraguay, and (iii) a reversal of a local tax-related provision in Argentina. This was partially offset by lower distribution costs in Argentina.

The previously mentioned effects led to a consolidated Operating Income of CLP 93,809 million, a 15.2% increase. Operating Margin was 17.8%.

Consolidated Adjusted EBITDA reached CLP 123,006 million, increasing by 14.7%. Adjusted EBITDA Margin was 23.4%, an expansion of 108 basis points.

Net Income attributable to the owners of the controller during the quarter was CLP 90,462 million, an increase of 135.0% and Net Margin reached 17.2%, an expansion of 920 basis points.

ARGENTINA: 4th Quarter 2019 vs. 4th Quarter 2018

The average quarterly exchange rate was 59.4 ARS/USD, which is compared with an average quarterly exchange rate of 37.1 ARS/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. In addition, pursuant to IAS 29, the translation of figures from local currency to the reporting currency was performed using the closing exchange rate for the conversion to Chilean pesos of 12.5 CLP/ARS, which is compared to a closing exchange rate of 18.4 CLP/ARS in the same quarter of the previous year. Figures for Argentina in local currency referred to in this section both for 2018 as well as 2019, are expressed in currency of December 2019.

Sales Volume for the quarter decreased by 4.9%, reaching 51.4 million unit cases, explained by a volume reduction in the soft drinks and water categories, because of the economic crisis which the country has been facing.  Transactions reached 241.0 million, which represents a 1.5% decrease. Our soft drinks market share reached 62.5 points, a decrease of 150 basis points regarding the same period of the previous year.

Net Sales reached CLP 114,911 million, increasing by 3.7%. In local currency they decreased by 1.3%, which was mainly explained by the already mentioned volume decrease, which was partially offset by the implementation of price increases above local inflation.

Cost of Sales increased 8.9%. In local currency it increased by 3.7%, which is mainly explained by the effect of the devaluation of the Argentine peso on our dollarized costs and by an increase in concentrate costs given the price increases we have performed. This was partly offset by the drop in volumes sold as well as by lower sweetener costs.

Distribution Costs and Administrative Expenses increased 1.3% in the reporting currency. In local currency, they decreased by 3.6%, which is mainly explained by the effect of lower volumes on distribution expenses as well as by the reversal of a local tax-related provision.

The foregoing effects led to an Operating Income of CLP 9,458 million, a 14.3 % decrease. Operating Margin was 8.2%. In local currency Operating Income decreased by 18.4%.

Adjusted EBITDA reached CLP 16,848 million, a 6.7% increase. Adjusted EBITDA Margin was 14.7%, an expansion of 41 basis points. On the other hand, in local currency Adjusted EBITDA increased by 1.6%.

BRAZIL: 4th Quarter 2019 vs. 4th Quarter 2018

The average quarterly exchange rate was 4.12 BRL/USD, which is compared with an average quarterly exchange rate of 3.81 BRL/USD in the same quarter of the previous year. Depreciation of local currencies against the U.S. dollar has a negative impact on our dollarized costs. Translation of figures from local currency to the reporting currency was performed using the average exchange rate for the conversion to Chilean pesos of 183.7 CLP/BRL, which is compared with 178.3 CLP/BRL in the same quarter of the previous year. Thereby generating a positive impact on the consolidation of figures.

Sales Volume for the quarter reached 73.4 million unit cases, increasing by 1.6%, explained by the volume increase in the water, juice and beer categories, which was partially offset by a decrease in the soft drinks’ category. Transactions reached 373.6 million, representing a 1.6% increase. Our soft drinks market share in our Brazilian franchises reached 62.0 points, a decrease of 10 basis points regarding the same period of the previous year.

Net Sales reached CLP 183,757 million, an increase of 14.5%, explained by an increase in average prices, the already mentioned volume increase, and the positive effect on translation of figures. Net Sales in local currency increased by 10.9%, which was mainly explained by the increase in average prices, increased sales volume, and the increase in the beer mix, which has a higher price than the average price.

Cost of sales increased 12.2%, while in local currency it increased 8.8%, which is mainly explained by (i) higher volume sold, (ii) the shift in the mix towards products having a higher unit cost, such as beer, and (iii) higher concentrate cost given the decrease of the Manaus IPI (lower tax credit) as well as by the price increases we have performed.

Distribution Costs and Administrative Expenses increased by 17.0% in the reporting currency. In local currency, they increased by 13.7%, which is mainly explained by greater advertising expenses and by lower other operating income classified under this item.

The foregoing effects led to an Operating Income of CLP 34,141 million, a 19.7% increase. Operating Margin was 18.5%. In local currency, Operating Income increased by 15.2%.

Adjusted EBITDA amounted to CLP 42,122 million, a 17.9% increase regarding the previous year. Adjusted EBITDA Margin was 22.9%, an expansion of 66 basis points. In local currency, Adjusted EBITDA increased by 13.6%.

CHILE: 4th Quarter 2019 vs. 4th Quarter 2018

The average quarterly exchange rate was 756 CLP/USD, which compares to an average quarterly exchange rate of 679 CLP/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs.

Sales Volume during the quarter reached 69.1 million unit cases, representing a 1.8% increase, explained by a volume increase in all categories, given the implementation of a new price architecture focused on the traditional channel (mom & pops) and more favorable weather conditions. Transactions reached 366.7 million, representing a 2.3% decrease. On the other hand, when compared to the same quarter of the previous year, soft drinks market share contracted by 70 basis points reaching 66.1 points.

Net Sales reached CLP 177,794 million, a growth of 6.8%, which is mainly explained by the increase in the average price, in part because we started commercializing pisco which has a high average price, and by the already mentioned volume increase.

Cost of Sales increased by 4.1%, mainly explained by (i) greater volume sold, (ii) the shift in the mix towards sugar free and products with low sugar contents, which have a greater concentrate cost, and (iii) the negative effect of the depreciation of the Chilean peso on our dollarized costs. This was partially offset by the lower cost of sugar.

Distribution Costs and Administrative Expenses increased by 4.4%, which is mainly explained by (i) higher distribution expenses resulting from higher volume sold, and (ii) greater advertising expenses.

The aforementioned effects led to an Operating Income of CLP 40,382 million, 16.8% higher when compared to the previous year. Operating Margin was 22.7%.

Adjusted EBITDA reached CLP 51,668 million, a 13.1% increase. Adjusted EBITDA Margin was 29.1%, an expansion of 161 basis points.

PARAGUAY: 4th Quarter 2019 vs. 4th Quarter 2018

The average quarterly exchange rate was 6,448 PYG/USD compared to an average quarterly exchange rate of 5,941 PYG/USD in the same quarter of the previous year. The depreciation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs. The translation of figures from local currency to the reporting currency was performed using the average exchange rate of 0.12 CLP/PGY for the translation to Chilean pesos, very similar to the exchange rate of the same quarter of the previous year.

Sales Volume during the quarter reached 21.0 million unit cases, an increase of 8.1%, explained by increased volumes in all categories. Transactions reached 121.6 million, which represents a 7.2% increase. Our soft drinks market share reached 74.8 points during the quarter; 270 basis points higher regarding the previous year.

Net Sales reached CLP 50,106 million, reflecting a 15.6% increase. Net Sales in local currency increased by 12.6%, which was mainly explained by the increase in sales volume and the increase in average prices.

Cost of Sales in the reporting currency increased by 11.9%. In local currency it increased by 9.0%, which is mainly explained by higher volume sold and, the devaluation of local currency on our dollarized costs. This was partially offset by a reduction in sweetener costs.

Distribution Costs and Administrative Expenses increased by 12.9%, and in local currency they increased by 10.0%. This is mainly explained by greater advertising expenses and by greater labor expenses.

The foregoing effects led to an Operating Income of CLP 11,174 million, higher by 29.4% when compared to the previous year. Operating Margin reached 22.3%. In local currency Operating Income increased by 26.1%.

Adjusted EBITDA reached CLP 13,715 million, a 21.2% increase and Adjusted EBITDA Margin was 27.4%, an expansion of 127 basis points. In local currency Adjusted EBITDA increased by 18.1%.

ACCUMMULATED RESULTS: as of the 4th Quarter 2019 vs. accumulated results as of the 4th Quarter 2018

Figures of the following analysis are set according to IFRS, in nominal Chilean pesos, both for consolidated results and for the results of each of our operations. All variations with respect to 2018 are nominal. It is worth mentioning that the devaluation of local currencies with respect to the U.S. dollar has a negative impact on our dollarized costs and that the devaluation of local currencies with respect to the Chilean peso has a negative impact on the consolidation of figures. In addition, according to IAS 29, for the Argentine case, the translation of figures from the local currency to the reporting currency was carried out using closing exchange rates for the translation to Chilean pesos of 12.5 CLP/ARS, which is compared to 18.4 CLP/ARS for the same period of the previous year, thus generating a negative impact on the consolidation of figures. Argentina’s figures in local currency referred to in this section, for both 2018 and 2019, are all expressed in December 2019 currency. The following table shows the exchange rates used:

	Local currency /USD (Average Exchange rate)		CLP/local currency (Average Exchange rate*)
Exchange rates used	FY18	FY19	FY18	FY19
Argentina	28.1	48.2	18.4	12.5
Brazil	3.65	3.95	174.6	178.1
Chile	638	703	N.A.	N.A.
Paraguay	5,732	6,240	0.11	0.11

*Except Argentina, where the closing exchange rate is used, pursuant to IAS 29

Consolidated Results

Consolidated Sales Volume reached 746.4 million unit cases, representing a 0.6% decrease with respect to the same period of 2018, mainly explained by the volume decrease in the Argentine franchise, partly offset by volume increases in Brazil, Chile and Paraguay. On the other hand, transactions reached 3,931.2 million, representing a 0.4% increase. Consolidated Net Sales reached CLP 1,779,025 million, an increase of 6.3%.

Consolidated Cost of Sales increased by 8.3%, which is mainly explained by (i) the effect of greater volume sold in Brazil and Chile, (ii) the devaluation of the Argentine Peso and Paraguayan Guarani on our dollarized costs, (iii) a greater cost of concentrate in Brazil, and (iv) a shift in the mix towards products carrying a higher unit cost in Brazil and Chile. The foregoing was partially offset by the lower cost of sugar in the four countries where we operate, and by lower Sales Volume in Argentina.

Consolidated Distribution Costs and Administrative Expenses increased by 2.8%, which is mainly explained by (i) greater freight costs in Brazil, Chile and Paraguay, (ii) greater labor costs in Brazil, Chile and Paraguay, and (iii) greater advertising expenses in Brazil, Chile and Paraguay. This was partially offset by (i) the effect of lower volumes on distribution expenses in Argentina, and (ii) lower labor expenses and services provided by third parties, which grew below local inflation in Argentina.

The foregoing mentioned impacts, led to a Consolidated Operating Income of CLP 237,781 million, an increase of 5.5%. Operating Margin was 13.4%.

Consolidated Adjusted EBITDA reached CLP 348,869 million, an increase of 7.4%. Adjusted EBITDA Margin was 19.6%, an expansion of 19 basis points.

Net Income attributable to the owners of the controller was CLP 173,722 million, a 79.8% growth and Net Margin reached 9.8%.

Argentina:

Sales Volume decreased by 11.7% reaching 178.2 million unit cases. On the other hand, transactions reached 842.3 million, which represents an 8.5% decrease. Net Sales reached CLP 394,636 million, a 4.6% decrease while in local currency, Net Sales decreased by 9.2%, which was mainly explained by the already mentioned decrease in sales volume, partially offset by price increases performed during the period.

Cost of Sales decreased 0.1%. In local currency it decreased by 4.9%, which is mainly explained by (i) lower sales volume, (ii) lower sugar costs, and (iii) lower labor costs. This was partly offset by the effect of the devaluation of the Argentine peso on our dollarized costs.

Distribution Costs and Administrative Expenses decreased by 6.9% in the reporting currency. In local currency they decreased by 11.4% which is mainly explained by (i) the effect of lower volumes over distribution expenses, (ii) lower labor expenses and services provided by third parties, which grew below local inflation, and (iii) the reversal of a local tax-related provision.

The foregoing mentioned impacts, led to an Operating Income of CLP 32,039 million, a 19.4% decrease. Operating Margin was 8.1%. In local currency Operating Income decreased by 23.3%.

Adjusted EBITDA reached CLP 57,408 million, a 4.7% decrease. Adjusted EBITDA Margin was 14.5%, a contraction of 2 basis points. On the other hand, Adjusted EBITDA in local currency decreased by 9.3%.

Brazil

Sales Volume grew by 4.1%, reaching 259.3 million unit cases. The volume growth is explained by the volume growth in the soft drinks, water and beer categories and partially offset by the volume decrease in the juice category. On the other hand, transactions reached 1,360.7 million, which represents a 6.2% increase. Net Sales reached CLP 619,321 million, a 14.6% increase, mainly explained by the increase in average prices and greater sales volume. In local currency, Net Sales increased by 13.2% regarding the same period of the previous year, mainly explained by an increase in average prices and greater sales volume.

Cost of Sales increased by 16.8%, while in local currency it increased by 15.4%, which is mainly explained by (i) greater concentrate costs due to the decrease of Manaus IPI (lower tax credit) and the price increases we have performed, (ii) greater volume sold, and (iii) the shift in the mix towards products carrying a greater unit price, such as beer.

Distribution Costs and Administrative Expenses increased by 9.7% in the reporting currency, and in local currency they increased by 8.2%. This is mainly explained by (i) greater advertising expenses, (ii) greater distribution freight expenses, and (iii) greater labor expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 90,185 million, a 13.5% increase. Operating Margin was 14.5%. In local currency, Operating Income increased by 12.3%.

Adjusted EBITDA reached CLP 120,131 million, a 13.0% increase regarding the previous year. Adjusted EBITDA Margin was 19.4%, a contraction of 27 basis points. In local currency Adjusted EBITDA increased by 11.7%.

Chile

Sales Volume reached 239.6 million unit cases, representing a 3.5% increase, explained by the growth of all categories. On the other hand, transactions reached 1,314.2 million, representing a 0.6% increase. Net Sales reached CLP 608,952 million, a 6.7% growth, explained by greater sales volume and the increase in average prices.

Cost of Sales increased by 6.8%, which is mainly explained by greater volume sold and the shift in the mix towards products that carry a higher unit cost. This was partially offset by a lower cost of sugar.

Distribution Costs and Administrative Expenses increased by 6.2% which is mainly explained by (i) greater labor expenses, (ii) greater distribution expenses and (iii) greater advertising expenses.

The foregoing mentioned impacts, led to an Operating Income of CLP 87,978 million, 7.1% higher when compared to the previous year. Operating Margin was 14.4%.

Adjusted EBITDA reached CLP 134,083 million, increasing by 7.7%. Adjusted EBITDA Margin was 22.0%, an expansion of 22 basis points.

Paraguay

Sales Volume reached 69.3 million unit cases, representing an increase of 1.7%, explained by the volume increase of all categories. On the other hand, transactions reached 414.0 million, which represents a 1.4% increase. Net Sales reached CLP 158,892 million, an increase of 6.2%. In local currency Net Sales increased by 5.1%, which is explained by price increases performed during the period and the already mentioned increase in Sales Volume.

Cost of Sales increased by 4.0% and in local currency it increased by 2.9%. This is mainly explained by the negative impact of the devaluation of local currency on our dollarized costs, which was partially offset by the reduction in sweetener costs.

Distribution Costs and Administrative Expenses increased by 7.5% in the reporting currency. In local currency they increased by 6.5%, which is mainly explained by (i) greater labor expenses, (ii) higher freight expenses, and (iii) greater advertising expenses.

The foregoing effects led to an Operating Income of CLP 32,451 million, 11.6% higher when compared to the previous year. Operating Margin was 20.4%. In local currency Operating Income increased by 10.0%.

Adjusted EBITDA reached CLP 42,119 million, 7.9% higher when compared to the previous year and Adjusted EBITDA Margin was 26.5%, an expansion of 42 basis points. In local currency Adjusted EBITDA increased by 6.6%.

NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expense account recorded an income of CLP 28,061 million, compared to an expense of CLP 22,676 million in the same quarter of the previous year. This difference is mainly due to the recurrent use of a tax credit in Brazil during the quarter, and the restatement of that credit, which amounts to CLP 35,543 million, is accounted for as financial income.

Share of Profit or Loss of Investment in Associates using the Equity Method account went from a CLP 557 million profit to a CLP 3,875 million loss, which is mainly explained by a loss in the Brazilian subsidiary Leão Alimentos e Bebidas Ltda., which carried out write-offs of unused fixed assets and deferred taxes.

Other Income and Expenses account recorded a CLP 19,318 million profit, compared with a CLP 1,967 million loss regarding the same quarter of the previous year, which variation is mainly explained by the recognition of the tax credit in Brazil, which had a positive effect of CLP 40,282 million.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 964 million loss to a CLP 3,974 million loss. This greater loss is mainly explained by the exchange rate differences account, resulting from losses related to the effect of the revaluation of the Chilean peso on dividends declared by the Paraguayan subsidiary.

Income Tax went from -CLP 17,339 million to -CLP 41,831 million, variation that is almost entirely explained by the recognition of income tax resulting from tax credits recognized by the operation in Brazil, which reached CLP 25,780 million.

CONSOLIDATED BALANCE SHEET

The balance of assets and liabilities as of the closing dates of these financial statements are:

	12.31.2018	12.31.2019	Variation
	CLP million	CLP million	CLP million
Assets
Current assets	481,587	533,474	51,887
Non-current assets	1,732,919	1,857,474	124,555
Total Assets	2,214,505	2,390,948	176,443

	12.31.2018	12.31.2019	Variation
	CLP million	CLP million	CLP million
Liabilities
Current liabilities	419,862	411,658	-8,204
Non-current liabilities	930,928	1,010,386	79,458
Total Liabilities	1,350,790	1,422,044	71,255

	12.31.2018	12.31.2019	Variation
	CLP million	CLP million	CLP million
Equity
Non-controlling interests	19,902	20,254	353
Equity attributable to the owners of the controller	843,813	948,650	104,836
Total Equity	863,715	968,904	105,189

At the closing of December 2019, regarding the closing of December 2018, the Argentine peso, and the Paraguayan guarani depreciated against the Chilean peso, by 47.4% and 0.5%, respectively. This generated a decrease in assets, liabilities and equity accounts, due to the effect of translation of figures. On the other hand, the Brazilian real appreciated by 3.5% against the Chilean peso, compared to the closing of 2018, generating an increase in assets, liabilities and equity accounts.

Assets

Total assets increased by CLP 176,443 million, 8.0% compared to December 2018.

Current assets increased by CLP 51,887 million, 10.8% compared to December 2018, which is mainly explained by an increase in Cash and Cash Equivalents (CLP 20,029 million) and an increase Accounts in Trade Accounts and Other Receivable, current (CLP 16,965 million) mainly due to the recognition of tax credits in Brazil (short-term).

The mentioned increases are added to the increase in Other Current Non-Financial Assets (CLP 10,240 million) due to the reclassification of advances to suppliers of Trade Accounts and Other Accounts Receivable, current to this account.

On the other hand, non-current assets increased by CLP 124,555 million, 7.2% compared to December 2018, which is mainly explained by the increase in Other Non-Current Non-Financial Assets (CLP 90,659 million), mainly due to the recognition of tax credits in Brazil (long-term).

Added to the previous increase is the increase in Other Non-Current Financial Assets (CLP 13,422 million), mainly explained by the effect of the depreciation of the Brazilian Real against the U.S. dollar during the period, which increased the mark to market of cross currency swaps, and the increase in Property, Plant and Equipment (CLP 11,948 million). The increase in Property, plant and equipment is due to investments made in the period (CLP 94,449 million), mainly investments in packaging and cases, market assets (coolers) and other production investments, and the effect of adopting IAS 16 beginning January 1, 2019 on this item, which has meant recognizing rights-of-use. Property, plant and equipment increases are partially offset by depreciation.

Liabilities and Equity

In total, liabilities increased by CLP 71,255 million, 5.3% compared to December 2018.

Current liabilities decreased by CLP 8,204 million, 2.0% regarding December 2018, which is explained by the decrease in Other Current Financial Liabilities (-CLP 15,521 million) mainly due to the decline in net debt between banks and the public, and the decrease in Other Current Non-Financial Liabilities (-CLP 7,272 million). The mentioned decreases are partially offset by the increase in Current Accounts Payable to Related Entities (CLP 7,810 million) due to higher accounts payable of our Brazilian subsidiary, and by the increase in Trade Accounts and Other Accounts Payable, current (CLP 5,591 million).

On the other hand, non-current liabilities increased by CLP 79,458 million,  8.5% compared to December 2018, mainly due to the increase in Other Non-Current Financial Liabilities (CLP 26,763 million), mainly explained by the debt restatement in UFs and U.S. dollars, and by the increase in liabilities for the recognition of rights-of-use given the adoption of IAS 16. Added to the previous increase is the increase in Deferred Tax Liabilities (CLP 24,204 million), which is mainly explained by the recognition of tax credits in Brazil, and the increase in Non-Current Accounts payable to Related Companies (CLP 19,778 million) due to higher accounts payable between our subsidiary in Brazil with the TCCC subsidiary in the same country, related to the recognition of tax credits in Brazil.

As for total equity, it increased by CLP 105,189 million, 12.2% compared to December 2018, explained by Retained Income (CLP 138,697 million), which are the result of the earnings obtained in the period (CLP 173,722 million), the increase given the application of IAS 29 in Argentina associated with equity balances (CLP 51,543 million), which are partially offset by dividend payments (-CLP 86,568 million). The increase in Retained Income was partially offset by the decrease in Other Reserves (-CLP 33,861 million), due to the effect of translating figures from foreign subsidiaries upon consolidation, due to exchange rate differences.

FINANCIAL ASSETS AND LIABILITIES

Total financial assets amounted to USD 342 million. Excluding the market valuation effect of Cross Currency Swaps (“CCS”), financial assets amounted to USD 210 million, which are invested in time deposits and short-term fixed income mutual funds. In terms of exposure to currency, without considering derivatives, financial assets are 37.0% denominated in Chilean pesos, 29.3% in Brazilian real, 22.8% in U.S. dollars, 8.3% in Paraguayan guarani and 2.6% in Argentine pesos.

Financial debt level reached USD 1,047 million, of which USD 364 million correspond to a bond in the international market, USD 625 million to bonds in the local Chilean market, and USD 58 million to bank debt. Financial debt, including the CCS effect, is denominated 59.8% in UF, 36.7% in Brazilian real, 2.5% in Chilean pesos, 0.6% in U.S. dollars, 0.1% in Argentine pesos and 0.2% in Paraguayan guarani.

The Company’s Net Debt, including the aforementioned CCS effect, reached USD 704 million.

CASH FLOW

	12.31.2018	12.31.2019	Variation
	CLP million	CLP million	CLP million	%
Cash Flow
Operating	235,279	255,148	19,869	8.4%
Investment	-118,086	-110,048	8,038	-6.8%
Financing	-114,635	-127,112	-12,477	10.9%
Net Cash Flow for the period	2,558	17,988	15,430	603.2%

During the present period, the Company generated a positive net cash flow of CLP 17,988 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 255,148 million, higher than the CLP 235,279 million recorded in the same period of 2018, which is mainly due to higher collections from clients partially offset by higher payments to suppliers.

Investment activities generated a negative cash flow of CLP 110,048 million, with a positive variation of CLP 8,038 million compared to the previous year, which is mainly explained by lower purchases of property, plant and equipment.

Financing activities generated a negative cash flow of CLP 127,112 million, decreasing CLP 12,477 million regarding the previous year, which is mainly explained by greater financial expenses in Chile for interest payments.

MAIN INDICATORS

INDICATOR	Definition	Unit	Dec 19	Dec 18	Dec 19 vs Dec 18
LIQUIDITY
Current Liquidity	Current Asset	Times	1.3	1.1	13.0%
	Current Liability
Acid Ratio	Current Asset - Inventory	Times	0.9	0.8	19.2%
	Current Liability
ACTIVITY
Investments		CLP million	116,171	128,908	-9.9%

Inventory Turnover	Cost of Sales	Times	7.0	6.8	2.4%
	Average Inventory
INDEBTEDNESS
Indebtedness Ratio	Total Liabilities	Times	1.5	1.6	-6.2%
	Minority Interest + Equity
Financial Expenses Coverage	EBIT*	Times	225.5	4.0	5,542.4%
	Fin. Expenses – Fin. Income
Net Debt/Adjusted EBITDA	Net Debt	Times	1.5	1.7	-10.6%
	Adjusted EBITDA*
PROFITABILITY
On Equity	Net Income for the fiscal year*	%	19.4%	11.8%	7.6	pp
	Average Equity
On Total Assets	Net Income for the Fiscal year*	%	7.5%	4.5%	3.1	pp
	Average Assets

*Value corresponds to the sum of the last 12 moving months. Equity corresponds to equity attributable to the owners of the controller. EBIT is the result before taxes and interest.

Liquidity

Current Liquidity recorded a positive variation of 13.0% regarding December 2018, explained by the 10.8% increase in current assets, which is mainly explained by the increase in Cash and Cash Equivalents, Current Trade Accounts and Other Accounts Receivable and Other Current Non-Financial Assets previously mentioned. Added to this is the 2.0% decrease in current liabilities.

Acid Ratio recorded a 19.2% increase regarding December 2018, due to the above-mentioned reasons in addition to a 2.4% decrease in inventories. Thereby, current assets excluding inventories recorded a 16.8% increase when compared to December 2018.

Activity

At the closing of December 2019, investments reached CLP 116,171 million, representing a 9.9% decrease compared to the closing of 2018. Of the total of 2019, CLP 21,722 million correspond to the effects of adopting IAS 16, since the standard implied the recognition of right-of-use for that amount. Excluding the effects of IAS 16, investments decreased by 26.7%, which is mainly explained by lower investments in the Duque de Caxias plant.

Inventory Turnover reached 7.0x, recording a 2.4% increase versus the closing of 2018, because cost of sales recorded a higher increase (8.3%) than that of average inventory (5.8%).

Indebtedness

Indebtedness ratio reached 1.5x as of the closing of December 2019, representing a 6.2% decrease regarding the closing of December 2018. This is due to the 12.2% increase in total equity compared to December 2018, which was partially offset by the 5.3% increase in total liabilities, mainly because of the effects of recognizing tax credits in Brazil on our non-current liabilities, as previously mentioned.

The Financial Expenses Coverage indicator records an increase of 5,542.4 % when compared to December 2018, mainly due to higher financial income which is mainly explained by the recognition of tax credit in Brazil, given that the restatement of said credit is accounted for as financial income.

Net Debt/Adjusted EBITDA was 1.5x, which represents a 10.6% decrease versus December 2018. The foregoing is mainly due to the 7.4% increase of Adjusted EBITDA added to the 4.1% decrease of Net Debt compared to December 2018, mainly explained by the increase in Cash and Cash Equivalents and the decrease of Other Current Financial Liabilities.

Profitability

Profitability on Equity reached 19.4%, increasing 7.6 percentage points compared to December 2018. This result is due to the increase in Net Income for the Fiscal Year was higher than that of Average Equity, showing variations of 79.8% and 9.6%, respectively. Meanwhile, Profitability on Total Assets was 7.5%, 3.1 percentage points higher than the indicator measured in December 2018, mainly explained by the increase in Net Income for the Fiscal Year.

MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities

In the countries in which we operate, our operations depend on a stable supply of utilities and fuel. Power outages or water shut-offs may result in service interruptions or increased costs. The Company has mitigation plans to reduce the effects of eventual outages or shut offs.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business, results of operations and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

RECENT EVENTS

Interim Dividend 212

Interim Dividend 212 was paid on January 23, 2020: CLP 22.6 for each Series A share; and, CLP 24.86 for each Series B share. The closing of the Shareholders’ Register for the payment of this dividend was on January 16, 2020.

Bond Placement in the United States

On January 21, 2020, the Company issued and placed bonds on the international market under U.S. Rule 144A and Regulation S, in an aggregate principal amount of USD 300 million, due 2050, with a coupon rate of 3.950%, and a yield of 3.999%, which translates into 175 basis points over the benchmark rate (U.S. Treasury Bond - 30 Years).

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 54.0 million people, delivering 746.4 million unit cases or 4,238 million liters of soft drinks, juices, and bottled water during 2019. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Hurtado Berger, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company’s proposal to generate value is being a leader in the non-alcoholic beverages market, developing a relationship of excellence with consumers of its products, as well as with its employees, customers, suppliers and with its strategic partner Coca-Cola. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company’s control and which could materially impact the current performance. Among the factors that could change the performance are: the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2019. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	October-December 2019					October-December 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	69.1	73.4	51.4	21.0	214.9	67.9	72.2	54.0	19.4	213.5	0.6%
Transactions (Million)	366.7	373.6	241.0	121.6	1,103.0	375.2	367.6	244.7	113.4	1,100.9	0.2%

Net sales	177,794	183,757	114,911	50,106	525,737	166,442	160,492	110,828	43,343	480,508	9.4%
Cost of sales	(98,794)	(110,799)	(62,172)	(28,787)	(299,721)	(94,882)	(98,789)	(57,077)	(25,726)	(275,877)	8.6%
Gross profit	79,000	72,958	52,739	21,319	226,016	71,560	61,703	53,751	17,617	204,631	10.5%
Gross margin	44.4%	39.7%	45.9%	42.5%	43.0%	43.0%	38.4%	48.5%	40.6%	42.6%
Distribution and administrative expenses	(38,618)	(38,817)	(43,281)	(10,144)	(130,861)	(36,993)	(33,180)	(42,715)	(8,984)	(121,872)	7.4%

Corporate expenses (2)					(1,346)					(1,306)	3.1%
Operating income (3)	40,382	34,141	9,458	11,174	93,809	34,568	28,523	11,037	8,632	81,454	15.2%
Operating margin	22.7%	18.5%	8.2%	22.3%	17.8%	20.8%	17.8%	10.0%	19.9%	17.0%
Adjusted EBITDA (4)	51,668	42,122	16,848	13,715	123,006	45,697	35,733	15,794	11,312	107,230	14.7%
Adjusted EBITDA margin	29.1%	22.9%	14.7%	27.4%	23.4%	27.5%	22.3%	14.3%	26.1%	22.3%

Financial (expenses) income (net)					28,061					(22,676)	-223.7%
Share of (loss) profit of investments accounted for using the equity method					(3,875)					557	-795.3%
Other income (expenses) (5)					19,318					(1,967)	-1082.3%
Results by readjustement unit and exchange rate difference					(3,974)					(964)	312.2%

Net income before income taxes					133,338					56,405	136.4%

Income tax expense					(41,831)					(17,339)	141.3%

Net income					91,507					39,066	134.2%

Net income attributable to non-controlling interests					(1,045)					(569)	83.5%
Net income attributable to equity holders of the parent					90,462					38,497	135.0%
Net margin					17.2%					8.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					95.6					40.7
EARNINGS PER ADS					573.4					244.0	135.0%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2019. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

	Exch. Rate : 756.30					Exch. Rate : 679.35

	October-December 2019					October-December 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	69.1	73.4	51.4	21.0	214.9	67.9	72.2	54.0	19.4	213.5	0.6%
Transactions (Million)	366.7	373.6	241.0	121.6	1,103.0	375.2	367.6	244.7	113.4	1,100.9	0.2%

Net sales	235.1	243.0	153.5	66.3	696.7	245.0	236.2	159.5	63.8	703.7	-1.0%
Cost of sales	(130.6)	(146.5)	(83.0)	(38.1)	(397.1)	(139.7)	(145.4)	(82.2)	(37.9)	(404.2)	-1.8%
Gross profit	104.5	96.5	70.4	28.2	299.5	105.3	90.8	77.4	25.9	299.5	0.0%
Gross margin	44.4%	39.7%	45.9%	42.5%	43.0%	43.0%	38.4%	48.5%	40.6%	42.6%
Distribution and administrative expenses	(51.1)	(51.3)	(57.8)	(13.4)	(173.6)	(54.5)	(48.8)	(61.5)	(13.2)	(178.0)	-2.5%

Corporate expenses (2)					(1.8)					(1.9)	-7.4%
Operating income (3)	53.4	45.1	12.6	14.8	124.2	50.9	42.0	15.9	12.7	119.5	3.9%
Operating margin	22.7%	18.5%	8.2%	22.3%	17.8%	20.8%	17.8%	10.0%	19.9%	17.0%
Adjusted EBITDA (4)	68.3	55.7	22.5	18.1	162.9	67.3	52.6	22.7	16.7	157.3	3.5%
Adjusted EBITDA margin	29.1%	22.9%	14.7%	27.4%	23.4%	27.5%	22.3%	14.3%	26.1%	22.4%

Financial (expenses) income (net)					37.1					(33.3)	-211.5%
Share of (loss) profit of investments accounted for using the equity method					(5.2)					0.8	-736.6%
Other income (expenses) (5)					25.5					(2.9)	-995.3%
Results by readjustement unit and exchange rate difference					(5.2)					(1.5)	256.6%

Net income before income taxes					176.4					82.7	113.1%

Income tax expense					(55.4)					(25.4)	118.0%

Net income					121.0					57.4	111.0%

Net income attributable to non-controlling interests					(1.4)					(0.8)	64.8%
Net income attributable to equity holders of the parent					119.6					56.5	111.7%
Net margin					17.2%					8.0%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.13					0.06
EARNINGS PER ADS					0.76					0.36	111.7%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2019. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-December 2019					January-December 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	239.6	259.3	178.2	69.3	746.4	231.4	249.2	201.9	68.2	750.6	-0.6%
Transactions (Million)	1,314.2	1,360.7	842.3	414.0	3,931.2	1,306.2	1,280.7	920.3	408.1	3,915.4	0.4%

Net sales	608,952	619,321	394,636	158,892	1,779,025	570,939	540,510	413,561	149,588	1,672,916	6.3%
Cost of sales	(359,466)	(384,839)	(214,447)	(92,368)	(1,048,344)	(336,720)	(329,529)	(214,647)	(88,813)	(968,028)	8.3%
Gross profit	249,486	234,482	180,189	66,524	730,681	234,219	210,980	198,913	60,775	704,888	3.7%
Gross margin	41.0%	37.9%	45.7%	41.9%	41.1%	41.0%	39.0%	48.1%	40.6%	42.1%
Distribution and administrative expenses	(161,508)	(144,297)	(148,150)	(34,073)	(488,028)	(152,088)	(131,499)	(159,146)	(31,688)	(474,421)	2.9%

Corporate expenses (2)					(4,872)					(5,097)	-4.4%
Operating income (3)	87,978	90,185	32,039	32,451	237,781	82,131	79,482	39,767	29,087	225,370	5.5%
Operating margin	14.4%	14.5%	8.1%	20.4%	13.4%	14.4%	14.7%	9.6%	19.4%	13.5%
Adjusted EBITDA (4)	134,083	120,131	57,408	42,119	348,869	124,485	106,313	60,242	39,023	324,964	7.4%
Adjusted EBITDA margin	22.0%	19.4%	14.5%	26.5%	19.6%	21.8%	19.7%	14.6%	26.1%	19.4%

Financial (expenses) income (net)					(1,053)					(51,074)	-97.9%
Share of (loss) profit of investments accounted for using the equity method					(3,415)					1,411	-342.0%
Other income (expenses) (5)					14,767					(16,156)	-191.4%
Results by readjustement unit and exchange rate difference					(11,667)					(6,534)	78.5%

Net income before income taxes					236,413					153,016	54.5%

Income tax expense					(61,167)					(55,565)	10.1%

Net income					175,246					97,451	79.8%

Net income attributable to non-controlling interests					(1,524)					(847)	79.9%
Net income attributable to equity holders of the parent					173,722					96,603	79.8%
Net margin					9.8%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					183.5					102.1
EARNINGS PER ADS					1,101.2					612.3	79.8%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2019. Reported figures, IFRS GAAP.

(In nominal million US$, except per share)

Exch. Rate :	703.46	Exch. Rate :	638.02

	January-December 2019					January-December 2018
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	239.6	259.3	178.2	69.3	746.4	231.4	249.2	201.9	68.2	750.6	-0.6%
Transactions (Million)	1,314.2	1,360.7	842.3	414.0	3,931.2	1,306.2	1,280.7	920.3	408.1	3,915.4	0.4%

Net sales	865.7	880.4	527.1	225.9	2,495.3	894.9	847.2	595.2	234.5	2,569.3	-2.9%
Cost of sales	(511.0)	(547.1)	(286.4)	(131.3)	(1,472.1)	(527.8)	(516.5)	(308.9)	(139.2)	(1,490.0)	-1.2%
Gross profit	354.7	333.3	240.7	94.6	1,023.2	367.1	330.7	286.3	95.3	1,079.3	-5.2%
Gross margin	41.0%	37.9%	45.7%	41.9%	41.0%	41.0%	39.0%	48.1%	40.6%	42.0%
Distribution and administrative expenses	(229.6)	(205.1)	(197.9)	(48.4)	(681.0)	(238.4)	(206.1)	(229.1)	(49.7)	(723.2)	-5.8%

Corporate expenses (2)					(6.9)					(8.0)	-13.3%
Operating income (3)	125.1	128.2	42.8	46.1	335.3	128.7	124.6	57.2	45.6	348.1	-3.7%
Operating margin	14.4%	14.5%	8.1%	20.4%	13.4%	14.4%	14.7%	9.6%	19.4%	13.6%
Adjusted EBITDA (4)	190.6	170.8	76.7	59.9	491.0	195.1	166.6	86.7	61.2	501.6	-2.1%
Adjusted EBITDA margin	22.0%	19.4%	14.5%	26.5%	19.7%	21.8%	19.7%	14.6%	26.1%	19.5%

Financial (expenses) income (net)					(1.7)					(80.0)	-97.9%
Share of (loss) profit of investments accounted for using the equity method					(2.8)					2.2	-225.3%
Other income (expenses) (5)					21.5					(24.7)	-187.0%
Results by readjustement unit and exchange rate difference					(16.8)					(10.6)	59.0%

Net income before income taxes					335.5					235.1	42.7%

Income tax expense					(86.4)					(84.7)	2.0%

Net income					249.1					150.4	65.6%

Net income attributable to non-controlling interests					(2.2)					(1.3)	63.1%
Net income attributable to equity holders of the parent					247.0					149.1	65.6%
Net margin					9.9%					5.8%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					0.26					0.16
EARNINGS PER ADS					1.57					0.95	65.6%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: “Other income”, “Other expenses” and “Other (loss) gains”.

Embotelladora Andina S.A.

Fourth Quarter Results for the period ended December 31, 2019.

(In local nominal currency of each period, except Argentina (3))

	October-December 2019				October-December 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	69.1	73.4	51.4	21.0	67.9	72.2	54.0	19.4
Transactions (Million)	366.7	373.6	241.0	121.6	375.2	367.6	244.7	113.4

Net sales	177,794	999.3	9,191.5	426,512	166,442	901.0	9,313.6	378,703
Cost of sales	(98,794)	(603.0)	(4,973.0)	(245,063)	(94,882)	(554.5)	(4,796.6)	(224,789)
Gross profit	79,000	396.2	4,218.5	181,449	71,560	346.5	4,517.1	153,914
Gross margin	44.4%	39.7%	45.9%	42.5%	43.0%	38.5%	48.5%	40.6%
Distribution and administrative expenses	(38,618)	(211.4)	(3,462.0)	(86,425)	(36,993)	(186.0)	(3,589.6)	(78,545)

Operating income (1)	40,382	184.8	756.5	95,023	34,568	160.5	927.5	75,369
Operating margin	22.7%	18.5%	8.2%	22.3%	20.8%	17.8%	10.0%	19.9%
Adjusted EBITDA (2)	51,668	228.2	1,347.7	116,690	45,697	200.9	1,326.9	98,798
Adjusted EBITDA margin	29.1%	22.8%	14.7%	27.4%	27.5%	22.3%	14.2%	26.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in December 2019 currency. 2018 figures are also presented in accordance to IAS 29, in December 2019 currency.

Embotelladora Andina S.A.

Twelve Months Results for the period ended December 31, 2019.

(In local nominal currency of each period, except Argentina (3))

	January-December 2019				January-December 2018
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	239.6	259.3	178.2	69.3	231.4	249.2	201.9	68.2
Transactions (Million)	1,314.2	1,360.7	842.3	414.0	1,306.2	1,280.7	920.3	408.1

Net sales	608,952	3,466.6	31,566.0	1,405,584	570,939	3,061.8	34,754.4	1,337,989
Cost of sales	(359,466)	(2,155.1)	(17,153.1)	(817,135)	(336,720)	(1,866.9)	(18,038.2)	(793,892)
Gross profit	249,486	1,311.4	14,412.9	588,449	234,219	1,194.9	16,716.2	544,097
Gross margin	41.0%	37.8%	45.7%	41.9%	41.0%	39.0%	48.1%	40.7%
Distribution and administrative expenses	(161,508)	(808.6)	(11,850.2)	(301,668)	(152,088)	(747.3)	(13,374.1)	(283,362)

Operating income (1)	87,978	502.8	2,562.7	286,781	82,131	447.7	3,342.1	260,735
Operating margin	14.4%	14.5%	8.1%	20.4%	14.4%	14.6%	9.6%	19.5%
Adjusted EBITDA (2)	134,083	670.8	4,591.9	372,543	124,485	600.4	5,062.5	349,512
Adjusted EBITDA margin	22.0%	19.3%	14.5%	26.5%	21.8%	19.6%	14.6%	26.1%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2019 figures are also presented in accordance to IAS 29, in December 2019 currency. 2018 figures are also presented in accordance to IAS 29, in December 2019 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

			Variation %
ASSETS	12-31-2019	12-31-2018	12-31-2018

Cash + Time deposits + market. Securit.	157,915	138,223	14.2%
Account receivables (net)	201,913	183,564	10.0%
Inventories	147,641	151,320	-2.4%
Other current assets	26,004	8,480	206.7%
Total Current Assets	533,474	481,587	10.8%

Property, plant and equipment	1,620,343	1,680,024	-3.6%
Depreciation	(897,624)	(969,253)	-7.4%
Total Property, Plant, and Equipment	722,719	710,771	1.7%

Investment in related companies	99,867	102,411	-2.5%
Goodwill	121,222	117,229	3.4%
Other long term assets	913,667	802,507	13.9%
Total Other Assets	1,134,755	1,022,147	11.0%

TOTAL ASSETS	2,390,948	2,214,505	8.0%

			Variation %
LIABILITIES & SHAREHOLDERS’ EQUITY	12-31-2019	12-31-2018	12-31-2018

Short term bank liabilities	1,438	21,543	-93.3%
Current portion of bonds payable	21,605	20,664	4.5%
Other financial liabilities	17,551	1,665	953.9%
Trade accounts payable and notes payable	297,338	283,938	4.7%
Other liabilities	73,726	92,052	-19.9%
Total Current Liabilities	411,658	419,862	-2.0%

Long term bank liabilities	909	2,439	-62.7%
Bonds payable	718,963	700,327	2.7%
Other financial liabilities	23,455	13,797	70.0%
Other long term liabilities	267,059	214,364	24.6%
Total Long Term Liabilities	1,010,386	930,928	8.5%

Minority interest	20,254	19,902	1.8%

Stockholders’ Equity	948,650	843,813	12.4%

TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	2,390,948	2,214,505	8.0%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	12-31-2019	12-31-2018

Chile	56,141	37,601
Brazil	22,737	47,444
Argentina	22,011	29,571
Paraguay	15,283	14,292
Total	116,171	128,908

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

	By:	/s/ Andrés Wainer
Name: Andrés Wainer
Title: Chief Financial Officer

Santiago, February 25, 2020